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          SUITE 3000
          370 SEVENTEENTH STREET
 [LOGO]   DENVER, CO U.S.A. 80202
          TELEPHONE: (303) 629-2450
          FAX: (303) 629-2499               Trading Symbol:  VGZ
                                            Toronto and American Stock Exchanges

----------------------------------------------------- NEWS ---------------------


                    VISTA ANNOUNCES CLOSURE OF MINERAL RIDGE


DENVER, COLORADO, DECEMBER 9, 1999 -- Mr. Michael B. Richings, President and Chief Executive Officer of Vista Gold Corp., announced today that Vista Gold's wholly-owned subsidiary, Mineral Ridge Resources Inc., has decided to cease mining activities at the Mineral Ridge mine in Nevada and has applied for protection under Chapter 11 of the U.S. Bankruptcy Code in order to begin the process of a permanent cessation of all mining activities. The decision was made today following the collapse of discussions between Mineral Ridge and Dresdner Bank for an orderly closure process.

As previously reported, gold production at the Mineral Ridge mine has failed to meet expectations. Initially this was caused by mechanical difficulties in the plant. More recently, significant and persistent ore losses have occurred during mining operations in comparison to the quantities of ore in the ore reserve estimates. After reviewing the mineable reserves with an independent consultant, Mineral Ridge concluded it was probable that significant losses of ore in terms of volume and grade could be expected in the future. The reduced production, reduced ore reserves caused by ore losses and the persistent low gold prices have resulted in the mine failing to meet its required cash-flow targets under Mineral Ridge's loan agreement with Dresdner Bank. In the beginning of December 1999, the debt was approximately $14 million and on December 8, 1999, Dresdner Bank notified Mineral Ridge that it was in default under the loan agreement. A number of options were then considered and discussed with the bank, including the continuation of mining activities on a reduced basis, and the cessation of mining activities except heap-leaching gold on the pads to fund closure and reclamation costs or a protective bankruptcy filing.

Although Mineral Ridge is a wholly-owned subsidiary of Vista Gold, the Dresdner Bank loan was not guaranteed by Vista Gold when it acquired Mineral Ridge in 1998 and there is no recourse to Vista Gold for any amounts owing under the loan agreement.

Vista Gold Corp. is an international gold mining, development and exploration company based in Denver, Colorado. Its holdings include the Hycroft mine in Nevada, a development project in Bolivia and exploration properties in North and South America.

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The statements that are not historical facts are forward-looking statements involving known and unknown risks and uncertainties that could cause actual results to vary materially from the targeted results. Such risks and uncertainties include those described in the Company's Form 10-K as amended.

For further information, please contact Investor Relations at (303) 629-2450.